                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 29, 2001 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to ______________


                           COMMISSION FILE NO. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

                                      INDEX

Item                                                                        Page
----                                                                        ----
Signature.................................................................     2
Financial Statements and Supplemental Schedule ...........................     3
Exhibit Index.............................................................    14
Exhibit...................................................................    15

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        YORK INTERNATIONAL CORPORATION
                                        INVESTMENT PLAN



Date: June 21, 2002                     By:    /s/ Jane G. Davis
      ---------------------------       ----------------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                              Financial Statements
                                       and
                              Supplemental Schedule

                           December 29, 2001 and 2000

                          INDEPENDENT AUDITORS' REPORT


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan as of December 29, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan as of December 29, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
Harrisburg, Pennsylvania
June 14, 2002

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                             (thousands of dollars)
                           December 29, 2001 and 2000


                          ASSETS                             2001          2000
                                                          ---------      -------
Investments:
  Mutual funds, at fair value                             $ 132,690      200,902
  Managed Income Portfolio II Fund, at fair value            56,742           --
  Participant notes receivable, at cost                       4,038        3,880
                                                          ---------      -------
      Total investments                                     193,470      204,782
                                                          ---------      -------

Receivables:
  Employer's contribution                                        97          105
  Participants' contributions                                 1,001        1,096
  Interest                                                       26           25
  Trustee of merged plan                                        420           --
                                                          ---------      -------
      Total receivables                                       1,544        1,226
                                                          ---------      -------
Net assets available for benefits                         $ 195,014      206,008
                                                          =========      =======


See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                             (thousands of dollars)
                     Years Ended December 29, 2001 and 2000

                                                          2001            2000
                                                       ---------         -------
                      ADDITIONS

Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of investments      $ (17,745)        (24,338)
    Interest and dividends                                 6,386          15,934
  Contributions:
    Employer's                                             1,062           1,522
    Participants'                                         15,657          16,185
                                                       ---------         -------
          Net additions                                    5,360           9,303
                                                       ---------         -------

                      DEDUCTIONS

Deductions from net assets attributed to:
  Benefits paid to participants                           17,546          24,461
  Administrative expenses                                     32              32
                                                       ---------         -------
          Total deductions                                17,578          24,493
                                                       ---------         -------
          Net decrease prior to transfers                (12,218)        (15,190)

Transfers from (to) other plans, net                       1,224          (8,230)
                                                       ---------         -------
          Net decrease                                   (10,994)        (23,420)

Net assets available for benefits:
  Beginning of year                                      206,008         229,428
                                                       ---------         -------
  End of year                                          $ 195,014         206,008
                                                       =========         =======


See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


(1)  PLAN DESCRIPTION

     The following description of the York International Corporation (Company) Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who have been employed for their respective eligibility periods and are members of employee groups to which the Plan has been extended. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS

          Each year, participants may contribute from one to sixteen percent of pretax compensation, as defined in the Plan. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both pretax and after-tax contributions cannot exceed sixteen percent of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Certain employee groups may be eligible to receive a Company match of 25 percent of the first four percent of base compensation that a participant contributes to the Plan.

     (c)  INVESTMENT OPTIONS

          Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of sixteen investment options.

          The "Managed Income Portfolio II Fund" is a commingled pool which seeks to maintain a stable dollar unit price by investing in fixed-income instruments maintained at book value, through the purchase of "wrap agreements" from financial institutions. During 2001, funds previously invested in the Fixed Income Fund were transferred to the Managed Income Portfolio II Fund.

          The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

          The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

          The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


          investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

          The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

          The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

          The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

          The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

          The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

          The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

          The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

          The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

          The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

          The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


          500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

          The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

          The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

          Participants who choose to invest in the York International Stock Fund are subject to the following restrictions:

          - Limitation on new contributions - participants are only permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

          - No rollover purchase - participants are not permitted to invest any portion of a rollover contribution in the York International Stock Fund.

          - No transfers from other funds into the York International Stock Fund - although participants are able to continue to make exchanges between other investment funds, participants are not permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

          - Sales of York International Stock Fund must occur during a window period - although participants are permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that is established by the Company. Throughout the year, participants are notified of upcoming window periods.

          Participants may change their investment options monthly.

     (d)  PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
          (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence.


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


          The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Interest rates range from 7.0 percent to 10.5 percent at December 29, 2001. Principal and interest are paid through monthly payroll deductions.

     (e)  PARTICIPANTS' ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
          (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (f)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings thereon is based on years of service. A participant is 100 percent vested after four years of credited service, as follows:


                                          YEARS OF SERVICE         VESTED %
                                          ----------------         --------
                                        Less than 2                      0%
                                        2                               33%
                                        3                               67%
                                        4 or more                      100%

     (g)  PAYMENT OF BENEFITS

          On termination of service due to death, disability or retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

     (h)  FORFEITURES

          At December 29, 2001 and 2000, forfeited nonvested accounts totaled approximately $138,000 and $448,000, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce future employer contributions. In 2001 and 2000, employer contributions were reduced by approximately $375,000 and $0 from forfeited nonvested accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


     (b)  INVESTMENT VALUATION AND INCOME RECOGNITION

          All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Participant Notes Receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  ADMINISTRATIVE EXPENSES

          Certain administrative expenses are paid by the Company.

     (d)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (e)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

(3)  INVESTMENTS

     The following table separately identifies those investments which represent five percent or more of the Plan's net assets.

     (in thousands)                              2001          2000
                                          --------       -------
     Mutual Funds:
          Fixed Income Fund (1)                $     --        56,887
          Puritan Fund                           16,619        16,327
          Magellan Fund                          55,827        63,405
          Growth & Income Fund                   17,367        19,735
          OTC Portfolio Fund                     13,805        16,716
          Other                                  29,072        27,832
     Managed Income Portfolio II Fund (2)        56,742            --
     Participant Notes Receivable                 4,038         3,880
                                               --------       -------
                                               $193,470       204,782
                                               ========       =======

     (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $448,000 at December 29, 2000.

     (2) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $138,000 at December 29, 2001.


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

                           December 29, 2001 and 2000


     During 2001 and 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $17,745,000 and $24,338,000, respectively.

(4)  TRANSFERS FROM (TO) OTHER PLANS, NET

     During 2001, the Plan was amended to provide for the merger of the United Mechanical Services, Inc. 401(k) Plan (effective May 1, 2001) and the York Refrigeration Marine US, Inc. 401(k) Savings Retirement Plan (Marine Plan) (effective October 1, 2001) into the York International Corporation Investment Plan.

     At December 29, 2001 the net assets of the Marine Plan were held by the trustee of that plan, and the fair value of those net assets at that date are included in the accompanying statement of net assets as receivable from trustee of merged plan. Such net assets consisted of investments in guaranteed investment contracts and pooled separate accounts. The trustee of the Marine Plan transferred the net assets of that plan to the Trustee in February 2002.

     During 2000, the Plan transferred the value of certain participants' accounts to other plans as a result of the Plan Sponsor's disposition of certain manufacturing facilities. Participants became 100% vested in the Company match upon the sale of the facilities at which time the participants' employment transferred from the Plan Sponsor to the acquirer of such businesses.

(5)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $32,000 for each of 2001 and 2000.

     In addition, the Plan invests in a fund containing common stock of the Plan Sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(6)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)  TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

                                   SCHEDULE 1
                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                 (in thousands)
                                December 29, 2001

                                                                                               CURRENT
       IDENTITY OF ISSUER                        DESCRIPTION OF INVESTMENT                     VALUE
       ------------------                        -------------------------                     -----
* York International Corporation           York International Stock Fund                      $      61
* Fidelity Investments                     Puritan Fund                                          16,619
* Fidelity Investments                     Magellan Fund                                         55,827
* Fidelity Investments                     Equity Income Fund                                     8,660
* Fidelity Investments                     Growth & Income Fund                                  17,367
* Fidelity Investments                     OTC Portfolio Fund                                    13,805
* Fidelity Investments                     Overseas Fund                                          4,260
* Fidelity Investments                     Freedom Income Fund                                      179
* Fidelity Investments                     Freedom 2000 Fund                                      1,215
* Fidelity Investments                     Freedom 2010 Fund                                      3,313
* Fidelity Investments                     Freedom 2020 Fund                                      2,452
* Fidelity Investments                     Freedom 2030 Fund                                      2,014
* Fidelity Investments                     Freedom 2040 Fund                                         76
* Fidelity Investments                     Spartan U.S. Equity Index Fund                         4,661
* Fidelity Investments                     U.S. Bond Index Fund                                   2,181
* Fidelity Investments                     Managed Income Portfolio II Fund (1)                  56,742
                                           Participant Notes Receivable
                                              (interest of 7.0% - 10.5%)                          4,038
                                                                                              ---------
                                                                                              $ 193,470
                                                                                              =========

*    Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $138,000.

                                 EXHIBIT INDEX

EXHIBIT NO.       DOCUMENT
   23             Consent of Independent Auditors